Exhibit 99.1

Alexco to Release Third Quarter 2016 Results on November 9, 2016

VANCOUVER, Nov. 1, 2016 /CNW/ - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today advises that it will release its third quarter 2016 financial results after close of market trading on Wednesday, November 9, 2016 followed by an audio webcast conference call to review those results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Thursday, November 10, 2016.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-866-233-4606
Dial from outside Canada or the US:	1-416-640-5946
Conference ID #:	1253898
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.  Through November 24, 2016, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-888-203-1112
Dial from outside Canada or the US:	1-647-647-0148
Replay Passcodes:	Conference ID # 1253898

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

SOURCE Alexco Resource Corp.

%CIK: 0001364128

For further information: Clynton R. Nauman, President and Chief Executive Officer; Michael Clark, Chief Financial Officer, Phone: (604) 633-4888, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 20:00e 01-NOV-16